UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of June, 2010.
Commission File Number: 001-31221
Total number of pages: 2

NTT DOCOMO, INC.
(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome
Chiyoda-ku, Tokyo 100-6150
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.
Date: June 21, 2010	By:	/S/ OSAMU HIROKADO
Osamu Hirokado
Head of Investor Relations

Information furnished in this form:
1.	Voting Results of the 19th Ordinary General Meeting of Shareholders.

June 21, 2010
VOTING RESULTS OF
THE 19th ORDINARY GENERAL MEETING OF SHAREHOLDERS
All of the resolutions were approved at the 19th Ordinary General Meeting of Shareholders held on June 18, 2010.
Matters reported
(1)	Date for the Ordinary General Meeting of Shareholders:

June 18, 2010
(2)	Matters resolved:

Item 1:	Appropriation of Retained Earnings
(1)	Proposed Appropriation of Dividend Assets to Shareholders and Total Amount of Dividend Payment

¥2,600 per share of common stock of the Company

Total Amount of Dividend Payment: ¥108,174,929,200

(2)	Effective Date of the Appropriation of Dividends from Retained Earnings

June 21, 2010

Item 2:	Partial Amendment to the Articles of Incorporation
(1)	It was decided to amend terms of Article 1 (Trade name) to align the English expression of the Company’s trade name with its English logo type.

(2)	It was decided to amend terms of Article 2 (Purpose of business) to prepare for potential business deployment in the future.

Item 3:	Election of 13 Directors
Ryuji Yamada, Kiyoyuki Tsujimura, Masatoshi Suzuki, Hiroshi Matsui, Bunya Kumagai, Kazuto Tsubouchi, Kaoru Kato, Mitsunobu Komori, Akio Oshima, Fumio Iwasaki, Takashi Tanaka, Katsuhiro Nakamura and Hiroshi Tsujigami were elected and appointed as Directors.
(3)	The number of votes for, against or abstentions on each proposal , requirements for approval and Voting results:

	Number of	Number of			Voting results and
	votes for	votes against	Number of	Requirements	ratio of voting for
Matters resolved	proposal	proposal	abstentions	for approval	proposal (%)
Item1	36,620,197	113,909	10,784	*1	Approved 98.73
Item2	36,665,338	68,408	11,175	*2	Approved 98.85
Item3				*3
Ryuji Yamada	33,985,379	2,745,972	13,239		Approved 91.62
Kiyoyuki Tsujimura	35,861,226	870,125	13,239		Approved 96.68
Masatoshi Suzuki	35,877,980	853,371	13,239		Approved 96.73
Hiroshi Matsui	36,241,779	489,572	13,239		Approved 97.71
Bunya Kumagai	35,878,008	853,343	13,239		Approved 96.73
Kazuto Tsubouchi	35,877,813	853,538	13,239		Approved 96.73
Kaoru Kato	35,877,847	853,504	13,239		Approved 96.73
Mitsunobu Komori	35,877,910	853,441	13,239		Approved 96.73
Akio Oshima	35,861,313	870,038	13,239		Approved 96.68
Fumio Iwasaki	35,861,418	869,933	13,239		Approved 96.68
Takashi Tanaka	35,877,892	853,459	13,239		Approved 96.73
Katsuhiro Nakamura	35,877,805	853,546	13,239		Approved 96.73
Hiroshi Tsujigami	33,143,980	3,587,371	13,239		Approved 89.36
*1 Resolution shall be approved at the shareholder meeting by a vote of half or more of the voting rights represented thereat.
*2 Resolution shall be approved at the shareholder meeting with a quorum of one-third (1/3) of the voting rights of all shareholders with exercisable voting rights and by a vote of two-thirds (2/3) or more of the voting rights represented thereat.
*3 Resolution shall be approved at the shareholder meeting with a quorum of one-third (1/3) of the voting rights of all shareholders with exercisable voting rights and by a vote of half or more of the voting rights represented thereat.
(4)	Notes regarding the calculation of the number of votes exercised by certain of the shareholders at the meeting
All agenda items respectively met the requirements for approval by the sum of the votes exercised up to the day prior to the Meeting, plus the number of votes exercised by certain of the shareholders present at the meeting, who could be confirmed with votes for, against or abstaining on each proposal. Consequently, we did not calculate the number of votes for, against or abstaining with respect to shareholders present at the meeting, with the exception of those by aforementioned certain shareholders.